Exhibit 21.1

HMS HOLDINGS CORP.

LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation
Health Management Systems, Inc.	New York
Permedion, Inc. (1)	New York
Reimbursement Services Group Inc.	New York
IntegriGuard, LLC (DBA — HMS Federal)	Delaware
HealthDataInsights, Inc.	Nevada
Allied Management Group Special Investigations Unit, Inc.	California
HMS Care Analytics, Inc.	Delaware
Essette, Inc. (2)	Colorado
Eliza Holding Corp. (2)	Delaware
Eliza Corporation (3)	Delaware
ElizaLive, Inc. (4)	Delaware

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(1) Wholly-owned by Health Management Systems, Inc.

(2) Wholly-owned by HMS Care Analytics, Inc.

(3) Wholly-owned by Eliza Holding Corp.

(4) Wholly-owned by Eliza Corporation